Exhibit 99.1

G Medical Innovations (NASDAQ: GMVD) Provides Update Regarding its Forecast for Q1 2022 Revenues

Irvine, CA – May 18, 2022 – G Medical Innovations Holdings Ltd. (NASDAQ: GMVD) (the “Company”), today announced that it will not meet its forecast of $30 million in revenues for the first quarter of 2022. While the Company is still working on finalizing most of the revenue figures for the first quarter, the previously reported purchase orders received by the Company from McDade Products, LLC for 6 million co-branded LiveNow COVID-19 PCR Test Collection Kits (approximately $20 million in orders) have not materialized into revenues due to a slowdown of the pandemic in the US during the first quarter. Approximately $6 million of invoices have been submitted for payment, out of which $0.7 million has been received and another batch of claims of approximately $1 million is to be filed for payment. Further, the proposed budget for COVID-19 tests which has not yet been approved by the U.S. Congress creates further uncertainty as to revenue the Company expected to receive and recognize from sales of such tests in its testing centers. The Company plans to announce the final revenues numbers for the first quarter of 2022 as part of its financial results release for the first six months of 2022. The Biden administration has announced that it expects another outbreak of the pandemic as early as this fall with new variants and expects about 100 million patients, which we believe will increase the need for tests.

About G Medical Innovations

G Medical Innovations Holdings Ltd. is an early commercial stage healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical grade device that can transform almost any smartphone into a medical monitoring device enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter Patch System, a multi-channel patient-worn biosensor that captures electrocardiography (or ECG) data continuously, including its QT Syndrome Prolongation Detection Capabilities Patch. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous, and real time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (or IDTF) monitoring services and private monitoring services. Visit https://gmedinnovations.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward looking statement in this press release when it is providing an update regarding its forecast for first quarter 2022 revenue in connection with the previously reported purchase orders, uncertainty of additional government funding for COVID-19 tests and the belief in an increased need for COVID-19 testing in the future. Because such actions deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (“SEC”) on April 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, the companies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

INVESTOR RELATIONS CONTACT:

G Medical Innovations

Kobi Ben-Efraim, CFO

+972 8-958-4777

service@gmedinnovations.com